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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number 0-30066

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SANDERS MORRIS HARRIS GROUP, INC. 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SANDERS MORRIS HARRIS GROUP INC. 600 TRAVIS, SUITE 3100 HOUSTON, TX 77002

REQUIRED INFORMATION

a.
FINANCIAL STATEMENTS. The following financial statements are furnished for the Plan.

1.
Audited Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000.

2.
Audited Statement of changes in Net Assets Available for Benefits for the year ended December 31, 2001.

3.
Notes to Financial Statements.

4.
Schedule of Assets Held for Investment Purposes

b.
EXHIBITS

              None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SANDERS MORRIS HARRIS GROUP, INC. 401(K) PLAN

By:	/s/ Rick Berry Rick Berry Chief Financial Officer	Date:	July 12, 2002

SANDERS MORRIS HARRIS GROUP, INC. 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
WITH REPORT OF INDEPENDENT ACCOUNTANTS
for the year ended December 31, 2001

SANDERS MORRIS HARRIS GROUP, INC. 401(k) PLAN
TABLE OF CONTENTS

Page(s)
Report of Independent Accountants	1
Financial Statements:
Statement of Net Assets Available for Benefits as of December 31, 2001 and 2000	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001	3
Notes to Financial Statements	4-10
Supplemental Schedule*:
Schedule H, Item 4i—Assets Held for Investment Purposes as of December 31, 2001	11
*
Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Schedule H, Item 4j—Reportable Transactions for the year ended December 31, 2001 has been omitted because all investment transactions in the Plan were participant directed.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Sanders Morris Harris Group, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Sanders Morris Harris Group, Inc. 401(k) Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sanders Morris Harris Group, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental Schedule H, Item 4i—Assets Held for Investment Purposes as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
July 11, 2002

SANDERS MORRIS HARRIS GROUP, INC. 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

ASSETS	2001		2000
Cash	$28,953		$—
Investments:
Registered investment companies (mutual funds) at market value:
Vanguard Federal Money Market Fund	19,933		22,592
Vanguard Prime Money Market Fund	—		45,148
Invesco Dynamics Fund	440,154	*	547,878	*
UAM Sirach Special Situations Equity Fund	481,246	*	348,505
AIM Weingarten Fund	190,836		180,668
American Century International Growth Fund	201,750		258,660
Invesco Health Sciences Fund	249,034		232,425
Kemper/Scudder Technology Fund	249,146		271,448
Dodge & Cox Stock Fund	432,292	*	289,298
Strong Corporate Bond Fund	264,424		234,844
Strong Government Securities Fund	229,292		138,239
Federated Government Obligations Money Market Fund	1,056,123	*	1,843,149	*
Enterprise Growth Fund A	1,042,045	*	—

Total mutual funds	4,856,275		4,412,854
Individual trading accounts	543,789	*	1,143,883	*
Sanders Morris Harris Group Inc.—common stock	111,248		75,911
Sanders Morris Harris Global Equity Growth Fund—Employee Benefit—common trust fund	—		1,267,787	*
Participant loans	84,152		78,577

Total investments	5,595,464		6,979,012
Contributions receivable from participants	23,556		—

Total assets	5,647,973		6,979,012

LIABILITIES
Excess contributions payable	637		—

Total liabilities	637		—

Net assets available for benefits	$5,647,336		$6,979,012

*
Represents investment comprising 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

2

SANDERS MORRIS HARRIS GROUP, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2001

Increases in net assets attributable to:
Investment income:
Dividends	$128,096
Interest	8,249
Net appreciation in fair value of common stock	7,505
Contributions:
Participants	1,013,980
Participant rollover contributions	78,682

Total additions	1,236,512

Deductions from assets attributable to:
Benefits and withdrawals	1,903,148
Net depreciation in fair value of:
Mutual funds	383,665
Common trust	270,334
Administrative expenses	10,651
Other	390

Total deductions	2,568,188

Net decrease	(1,331,676)
Net assets available for benefits at December 31, 2000	6,979,012

Net assets available for benefits at December 31, 2001	$5,647,336

The accompanying notes are an integral part of these financial statements.

3

SANDERS MORRIS HARRIS GROUP, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan

  The following description of the Sanders Morris Harris Group, Inc. (the "Company") 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

  General

  The Plan was originally adopted March 1, 1993 as the Tanknology Environmental, Inc. 401(k) Plan. The name of the Plan was subsequently changed to Pinnacle Global Group, Inc. 401(k) Plan and on May 1, 2000, the Plan was amended and restated based upon the adoption of the Plan Data, Inc. Regional Prototype Profit Sharing Plan and Trust with Employee Contributions. The primary change in the Plan's provisions resulting from the amendment and restatement were provisions to allow employee contributions to be used for the purchase of Company common stock and deposited in individual trading accounts. The name of the Plan was changed again in 2001 to Sanders Morris Harris Group, Inc. 401(k) Plan. The Plan was also amended to no longer permit future contributions to be invested in Sanders Morris Harris Group common stock, effective November 30, 2001. The Plan is a defined contribution, deferred compensation and 401(k) plan under Section 401(k) of the Internal Revenue Code (the "Code"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective June 27, 2000 the Sanders Morris Mundy, Inc. Age-Related Profit Sharing Plan and the Sanders Morris Mundy, Inc. 401(k) Plan were merged into the Plan.

  Eligibility and Contribution

  Employees are eligible to participate in the Plan on the Plan entry date immediately upon employment and attainment of 21 years of age. Plan entry date is on the first day of the month coincident with or immediately following employment and meeting the eligibility requirements. Participants may make an elective contribution on a tax-deferred basis of up to 25 percent of total compensation, subject to certain limitations provided for in the Code. The Company may, at its discretion, elect to contribute on behalf of each participant; however, no employer contributions were made during 2001.

  Allocation of Employer Contributions

  For non-matching discretionary employer contributions, if any, each participant's account is credited with an allocation of employer contributions based on the ratio that the participant's compensation for the plan year bears to total compensation for all qualifying participants during the plan year.

  Participant Loans

  A participant may borrow from the Plan in any amount greater than $1,000 but less than the lesser of $50,000 or fifty percent of the participant's vested account balance. Loans are secured by the participant's vested balance in his account. Repayments are made at least quarterly, and the term cannot exceed five years, except in the case of a home loan. Participant loans outstanding as of December 31, 2001 and 2000 totaled $84,152 and $78,577, respectively, and bore interest at rates ranging from 6.5% to 10.5% per year.

  Investment Options

  As of December 31, 2001 and 2000, participants could direct the investment of their accounts in the following investment options:

  Individual Trading Accounts—Allows participants to self-direct investments in public debt and equity markets. This option is limited to participants with account balances greater than $1,000 and investment options are subject to investment parameters.

  Sanders Morris Harris Group Inc. Common Stock—Equity securities of the Company. No more than 25% of a participant's 401(k) contributions may be directed to this option. This is no longer an investment option for new contributions after November 30, 2001.

  Sanders Morris Harris Global Equity Growth Fund-Employee Benefit—Common trust fund with an objective of capital appreciation while providing current income. The trust invests in a diversified portfolio of large capitalization of common and preferred stocks. This is no longer an investment option for new contributions after November 30, 2001.

  Vanguard Federal Money Market Fund—Money market fund that seeks a high level of income and stable share prices through investments in short-term obligations and other money market securities.

  Vanguard Prime Money Market Fund—Money market fund that seeks a high level of income and stable share prices through investment in short-term obligations and other money market securities.

  INVESCO Dynamics Fund—Mutual fund with the investment objective of capital appreciation. The fund invests primarily in common stocks of mid-sized U.S. companies with billion dollar market capitalizations.

  UAM Sirach Special Equity Fund—Mutual fund with the investment objective of long term capital appreciation, consistent with reasonable risk to principal. The fund primarily invests in common stocks of companies with market capitalizations between $100 million and $2 billion.

  AIM Weingarten Fund—Mutual fund with the investment objective of long-term capital appreciation. Current income is not an important criterion of investment selection. The fund invests primarily in common stocks, some of which may not be listed in an exchange. The fund may invest in United States and foreign securities.

  American Century International Growth Fund—Mutual fund with the investment objective of capital growth. The fund invests primarily in common stocks of foreign companies that meet certain fundamental and technical standards and have potential for capital appreciation.

  INVESCO Health Sciences Fund—Mutual fund with the investment objective of capital growth. The fund invests primarily in equity securities of companies that develop, produce or distribute products or services related to health care.

  Kemper/Scudder Technology Fund—Mutual fund with the investment objective of capital growth. The fund invests in securities of companies that benefit from technological advances. It invests primarily in common stocks, but may also hold preferred stocks, bonds, and limited partnerships.

  Dodge & Cox Stock Fund—Mutual fund with the investment objective of long-term growth of principal and income; current income is a secondary consideration. The fund invests in equities with a majority of their assets in common stocks, preferred stocks and convertibles.

  Strong Corporate Bond Fund—Mutual fund with the investment objective of total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The fund normally invests in intermediate maturity bonds issued by U.S. companies. The fund invests primarily in high-quality and medium-quality bonds.

  Strong Government Securities Fund—Mutual fund with the investment objective of total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The fund invests primarily in higher-quality bonds issued by the U.S. government or its agencies. It may also invest in mortgage-backed and asset-backed securities.

  Federated Government Obligations Money Market Fund—Money market fund that seeks a high level of income and stable share price through investment in short-term obligations and other money market securities.

  Enterprise Growth Fund Class A—Mutual fund with the investment objective of capital appreciation. The fund invests primarily in common stocks and may invest the balance of assets in preferred stock, corporate bonds, U.S. Treasury obligations, convertible securities, depository receipts and money market instruments. The fund may invest up to 20% of assets in securities of foreign issuers.

  Vesting

  Participants are fully vested in their elective contributions. Employer contributions are vested 100 percent upon participants attaining normal retirement age (as defined by the Plan document). Prior to retirement age, a participant's interest in employer contributions made in the participant's behalf vest in accordance with the following schedule:

Years of Service	Percent of Nonforfeitable Interest
Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

  For purposes of vesting, a year of service is 1,000 hours worked within a single plan year. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions.

  Retirements and Terminations

  In the case of a participant's retirement, death, permanent disability or termination of employment, the participant or his designated beneficiary may elect to receive the value of the participant account, in accordance with the provisions of the Plan, in a lump-sum distribution, installment payments or a combination thereof.

  Plan Termination

  Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100 percent vested in their account balances.

  Administration

  The Plan is administered by the Company. Pinnacle Management & Trust Company, a wholly owned subsidiary of the Company, serves as co-trustee and investment manager of the Plan. Certain administrative functions are performed by officers or employees of the Company. No officers or employees receive compensation from the Plan. The custodian of the Plan's assets is Security Trust Company, non-discretionary co-trustee of the Plan. The record keeper for the Plan is Investmart of Austin, Inc.

  All administrative costs were paid by the Plan until January 2001, when the Company agreed to pay all expenses of the Plan, with the exception of loan set-up and maintenance fees. Loan fees are paid by the participant.

2.    Summary of Significant Accounting Policies

  Basis of Accounting

  The Plan's financial statements have been prepared on the accrual basis of accounting.

  Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

  Investments

  Investments are carried at fair value based on quoted market prices in an active market.

  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

3.    Investments in Mutual Funds

  Investments in registered investment companies ("mutual funds") consisted of the following at December 31, 2001 and 2000:

December 31, 2001	Units	Current Value
Invesco Dynamics Fund	27,630	$440,154
UAM Sirach Special Situations Equity Fund	83,261	481,246
AIM Weingarten Fund	14,147	190,836
American Century International Growth Fund	25,314	201,750
Scudder Technology Fund	20,355	249,146
Dodge & Cox Stock Fund	4,301	432,292
Strong Corporate Bond Fund	25,183	264,424
Strong Government Securities Fund	21,250	229,292
Federated Government Obligations Money Market Fund	1,056,123	1,056,123
Enterprise Growth Fund A	58,608	1,042,045
Vanguard Federal Money Market Fund	19,933	19,933
Invesco Health Sciences	4,918	249,034

		$4,856,275

December 31, 2000
Vanguard Federal Money Market Fund	22,592	$22,592
Vanguard Prime Money Market Fund	45,148	45,148
Invesco Dynamics Fund	23,049	547,878
UAM Sirach Special Situations Equity Fund	47,416	348,505
AIM Weingarten Fund	8,826	180,668
American Century International Growth Fund	23,665	258,660
Invesco Health Sciences Fund	3,915	232,425
Kemper Technology Fund	14,539	271,448
Dodge & Cox Stock Fund	2,992	289,298
Strong Corporate Bond Fund	22,302	234,844
Strong Government Securities Fund	13,054	138,239
Federated Government Obligations Money Market Fund	1,843,149	1,843,149

		$4,412,854

4.    Party-In-Interest Transactions

  At December 31, 2001 the investment in Sanders Morris Harris Group Inc. common stock consisted of 21,813 shares. At December 31, 2001, no units were invested in Sanders Morris Harris Global Equity Growth Fund-Employee Benefit common trust fund.

  During the year ended December 31, 2001, the Plan engaged in purchase and sales transactions for shares of the Company's common stock, as follows:

Fair value at beginning of year	$75,911
Purchases	54,519
Sales	(26,687)
Unrealized appreciation in fair value	7,505

Fair value at end of year	$111,248

  During the year ended December 31, 2001, the Plan also engaged in purchase and sales transactions for shares of the Sanders Morris Harris Global Equity Growth Fund-Employee Benefit, a common trust fund administered by the Company, as follows:

Fair value at beginning of year	$1,267,787
Purchases	1,306,462
Sales	(2,303,915)
Realized losses in fair value, net	(270,334)

Fair value at end of year	$—

  The Plan has not considered benefits accrued or paid by the Plan for participants as party-in-interest transactions.

5.    Credit Risk

  The Plan provides for investments in mutual funds, common stocks and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.

6.    Tax Status

  The Internal Revenue Service has determined and informed the Company by a letter dated October 31, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.    Reconciliation to Form 5500

  Following is a reconciliation of net assets available for benefits between the Form 5500 and the financial statements as of December 31, 2001 and 2000:

	2001	2000
Net assets available for benefits per Form 5500	$5,649,855	$7,041,301
Excess contributions payable	(637)	798
Participant loans	(1,882)	(316)
Unallocated rollovers, deferrals and earnings	—	(62,771)

Net assets available for benefits per financial statements	$5,647,336	$6,979,012

  Following is a reconciliation of the change in net assets available for benefits per the Form 5500 to the financial statements for the year ended December 31, 2001:

Net decrease in net assets available for benefits per Form 5500	$(1,391,446)
Rollover contributions	58,606
Loan contributions	1,882
Benefit claims	(637)
Other	(81)

Net decrease in net assets available for benefits per financial statements	$(1,331,676)

SUPPLEMENTAL SCHEDULE

SANDERS MORRIS HARRIS GROUP, INC. 401(k) PLAN
SCHEDULE H, Item 4i—ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2001

EIN: PN:	76-0339922 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value**
	Investments held in custody of registered investment companies:
	Vanguard Federal Money Market Fund	Mutual fund	$19,933
	Invesco Dynamics Fund	Mutual fund	440,154	*
	UAM Sirach Special Situations Equity Fund	Mutual fund	481,246	*
	AIM Weingarten Fund	Mutual fund	190,836
	American Century International Growth Fund	Mutual fund	201,750
	Invesco Health Sciences Fund	Mutual fund	249,034
	Scudder Technology Fund	Mutual fund	249,146
	Dodge & Cox Stock Fund	Mutual fund	432,292	*
	Strong Corporate Bond Fund	Mutual fund	264,424
	Strong Government Securities Fund	Mutual fund	229,292
	Federated Government Obligations Money Market	Mutual fund	1,056,123	*
	Enterprise Growth Fund A	Mutual fund	1,042,045	*
	Individual trading accounts	Participant self-directed accounts	543,789	*
***	Sanders Morris Harris Group Inc. common stock	Common stock	111,248
	Participant loans	Loans (bearing interest at rates ranging from 6.5% to 10.5%)	84,152

	Total assets held for investment purposes		$5,595,464

*
Represents investment comprising at least 5% of net assets available for benefits.
**
Cost information is not presented because all investments are participant directed.
***
Represents a party-in-interest.

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REQUIRED INFORMATION
SIGNATURES
SANDERS MORRIS HARRIS GROUP, INC. 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH REPORT OF INDEPENDENT ACCOUNTANTS for the year ended December 31, 2001
SANDERS MORRIS HARRIS GROUP, INC. 401(k) PLAN TABLE OF CONTENTS
REPORT OF INDEPENDENT ACCOUNTANTS
SANDERS MORRIS HARRIS GROUP, INC. 401(k) PLAN STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2001 and 2000
SANDERS MORRIS HARRIS GROUP, INC. 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 2001
SANDERS MORRIS HARRIS GROUP, INC. 401(k) PLAN NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
SANDERS MORRIS HARRIS GROUP, INC. 401(k) PLAN SCHEDULE H, Item 4i—ASSETS HELD FOR INVESTMENT PURPOSES December 31, 2001